EXHIBIT 3.1

AMENDMENT NO. 1 TO THE

FOURTH AMENDED AND RESTATED BYLAWS

of

VEECO INSTRUMENTS INC.

(the “Corporation”)

Effective May 20, 2010

The Bylaws shall be amended as follows:

The first sentence of Section 3.3(a) — Compensation Committee shall be deleted in its entirety and replaced with the following:

The Compensation Committee shall be comprised of two (2) or more directors (as set from time to time by resolution of a majority of the entire Board).

The first sentence of Section 3.3(c) — Governance Committee shall be deleted in its entirety and replaced with the following:

The Governance Committee shall be comprised of two (2) or more directors (as set from time to time by resolution of a majority of the entire Board).

*     *     *     *     *